TOYOTA MOTOR

CORPORATION

Unaudited Consolidated Financial Statements

For the period ended

June 30, 2012

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2012 and June 30, 2012

ASSETS

	Yen in millions		U.S. dollars in millions
	March 31, 2012	June 30, 2012	June 30, 2012
Assets
Current assets:
Cash and cash equivalents	¥1,679,200	¥1,728,288	$21,792
Time deposits	80,301	75,393	951
Marketable securities	1,181,070	1,254,817	15,822
Trade accounts and notes receivable, less allowance for doubtful accounts	1,999,827	1,770,548	22,324
Finance receivables, net	4,114,897	4,124,078	51,999
Other receivables	408,547	314,627	3,967
Inventories	1,622,282	1,625,803	20,499
Deferred income taxes	718,687	707,228	8,917
Prepaid expenses and other current assets	516,378	506,842	6,391

Total current assets	12,321,189	12,107,624	152,662

Noncurrent finance receivables, net	5,602,462	5,432,051	68,491
Investments and other assets:
Marketable securities and other securities investments	4,053,572	3,977,024	50,145
Affiliated companies	1,920,987	1,913,801	24,131
Employees receivables	56,524	56,295	710
Other	460,851	476,985	6,014

Total investments and other assets	6,491,934	6,424,105	81,000

Property, plant and equipment:
Land	1,243,261	1,239,102	15,623
Buildings	3,660,912	3,635,356	45,837
Machinery and equipment	9,094,399	8,934,356	112,651
Vehicles and equipment on operating leases	2,575,353	2,518,617	31,757
Construction in progress	275,357	256,392	3,233

Total property, plant and equipment, at cost	16,849,282	16,583,823	209,101

Less – Accumulated depreciation	(10,613,902)	(10,517,828)	(132,616)

Total property, plant and equipment, net	6,235,380	6,065,995	76,485

Total assets	¥30,650,965	¥30,029,775	$378,638

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2012 and June 30, 2012

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions		U.S. dollars in millions
	March 31, 2012	June 30, 2012	June 30, 2012
Liabilities
Current liabilities:
Short-term borrowings	¥3,450,649	¥3,593,562	$45,310
Current portion of long-term debt	2,512,620	2,347,816	29,603
Accounts payable	2,242,583	2,036,099	25,673
Other payables	629,093	585,671	7,385
Accrued expenses	1,828,523	1,820,881	22,959
Income taxes payable	133,778	156,788	1,977
Other current liabilities	984,328	962,903	12,141

Total current liabilities	11,781,574	11,503,720	145,048

Long-term liabilities:
Long-term debt	6,042,277	5,785,249	72,945
Accrued pension and severance costs	708,402	705,742	8,899
Deferred income taxes	908,883	874,239	11,023
Other long-term liabilities	143,351	133,232	1,679

Total long-term liabilities	7,802,913	7,498,462	94,546

Total liabilities	19,584,487	19,002,182	239,594

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2012 and June 30, 2012 issued: 3,447,997,492 shares at March 31, 2012 and June 30, 2012	397,050	397,050	5,006
Additional paid-in capital	550,650	552,278	6,964
Retained earnings	11,917,074	12,112,417	152,722
Accumulated other comprehensive income (loss)	(1,178,833)	(1,415,796)	(17,851)
Treasury stock, at cost, 281,187,739 shares at March 31, 2012 and 281,190,938 shares at June 30, 2012	(1,135,680)	(1,135,691)	(14,320)

Total Toyota Motor Corporation shareholders’ equity	10,550,261	10,510,258	132,521

Noncontrolling interests	516,217	517,335	6,523

Total shareholders’ equity	11,066,478	11,027,593	139,044

Commitments and contingencies

Total liabilities and shareholders’ equity	¥30,650,965	¥30,029,775	$378,638

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the first quarter ended June 30, 2012

Consolidated Statements of Income

	Yen in millions		U.S. dollars in millions
	For the first quarter ended June 30, 2011	For the first quarter ended June 30, 2012	For the first quarter ended June 30, 2012
Net revenues:
Sales of products	¥3,162,347	¥5,233,688	$65,990
Financing operations	278,703	267,885	3,378

Total net revenues	3,441,050	5,501,573	69,368

Costs and expenses:
Cost of products sold	2,975,331	4,540,873	57,255
Cost of financing operations	161,536	131,959	1,664
Selling, general and administrative	412,146	475,598	5,996

Total costs and expenses	3,549,013	5,148,430	64,915

Operating income (loss)	(107,963)	353,143	4,453

Other income (expense):
Interest and dividend income	32,478	34,636	437
Interest expense	(5,381)	(6,036)	(76)
Foreign exchange gain (loss), net	(3,678)	10,918	137
Other income, net	4,013	22,542	284

Total other income (expense)	27,432	62,060	782

Quarterly income (loss) before income taxes and equity in earnings of affiliated companies	(80,531)	415,203	5,235

Provision for income taxes	(43,188)	164,914	2,080
Equity in earnings of affiliated companies	40,202	71,341	900

Quarterly net income	2,859	321,630	4,055

Less: Quarterly net income attributable to noncontrolling interests	(1,699)	(31,283)	(394)

Quarterly net income attributable to Toyota Motor Corporation	¥1,160	¥290,347	$3,661

	Yen	Yen	U.S. dollars
Quarterly net income attributable to Toyota Motor Corporation per share
Basic	¥0.37	¥91.68	$1.16

Diluted	¥0.37	¥91.68	$1.16

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the first quarter ended June 30, 2012

Consolidated Statements of Comprehensive Income

	Yen in millions		U.S. dollars in millions
	For the first quarter ended June 30, 2011	For the first quarter ended June 30, 2012	For the first quarter ended June 30, 2012
Quarterly net income	¥2,859	¥321,630	$4,055
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(49,654)	(161,155)	(2,032)
Unrealized gains (losses) on securities, net of reclassification adjustments	51,993	(90,782)	(1,144)
Pension liability adjustments	(3,248)	943	12

Total other comprehensive income (loss)	(909)	(250,994)	(3,164)

Quarterly comprehensive income	1,950	70,636	891

Less: Quarterly comprehensive (income) loss attributable to noncontrolling interests	1,488	(17,252)	(218)

Quarterly comprehensive income attributable to Toyota Motor Corporation	¥3,438	¥53,384	$673

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Consolidated Statements of Cash Flows

For the first quarter ended June 30, 2012

	Yen in millions		U.S. dollars in millions
	For the first quarter ended June 30, 2011	For the first quarter ended June 30, 2012	For the first quarter ended June 30, 2012
Cash flows from operating activities:
Quarterly net income	¥2,859	¥321,630	$4,055
Adjustments to reconcile quarterly net income to net cash provided by operating activities
Depreciation	256,213	253,132	3,192
Provision for doubtful accounts and credit losses	(16,045)	6,940	88
Pension and severance costs, less payments	6,207	4,601	58
Losses on disposal of fixed assets	6,524	5,953	75
Unrealized losses on available-for-sale securities, net	281	12	0
Deferred income taxes	(24,751)	5,721	72
Equity in earnings of affiliated companies	(40,202)	(71,341)	(900)
Changes in operating assets and liabilities, and other	125,265	176,043	2,220

Net cash provided by operating activities	316,351	702,691	8,860

Cash flows from investing activities:
Additions to finance receivables	(2,021,331)	(2,424,248)	(30,567)
Collection of and proceeds from sales of finance receivables	2,089,073	2,182,341	27,517
Additions to fixed assets excluding equipment leased to others	(172,441)	(183,289)	(2,311)
Additions to equipment leased to others	(197,487)	(255,754)	(3,225)
Proceeds from sales of fixed assets excluding equipment leased to others	5,308	10,230	129
Proceeds from sales of equipment leased to others	125,860	119,222	1,503
Purchases of marketable securities and security investments	(753,224)	(833,276)	(10,506)
Proceeds from sales of and maturity of marketable securities and security investments	904,870	645,055	8,133
Changes in investments and other assets, and other	60,516	39,620	500

Net cash provided by (used in) investing activities	41,144	(700,099)	(8,827)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	360,761	601,632	7,586
Payments of long-term debt	(685,550)	(664,512)	(8,379)
Increase in short-term borrowings	157,952	271,391	3,422
Dividends paid	(94,071)	(95,004)	(1,198)
Purchase of common stock, and other	(19,365)	(16,811)	(212)

Net cash provided by (used in) financing activities	(280,273)	96,696	1,219

Effect of exchange rate changes on cash and cash equivalents	(25,920)	(50,200)	(633)

Net increase in cash and cash equivalents	51,302	49,088	619

Cash and cash equivalents at beginning of period	2,080,709	1,679,200	21,173

Cash and cash equivalents at end of period	¥2,132,011	¥1,728,288	$21,792

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

1.	Basis of preparation:

The accompanying unaudited condensed consolidated financial statements of Toyota Motor Corporation (the “parent company”) as of and for the period ended June 30, 2012, have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S.GAAP”) and on substantially the same basis as its annual consolidated financial statements except for certain required disclosures which have been omitted. The unaudited condensed consolidated financial statements should be read in conjunction with the Annual Report on Form 20-F for the year ended March 31, 2012. The unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the result for that period and the financial condition at that date. The consolidated result for the three-month period is not necessarily indicative of results to be expected for the full year.

2.	Accounting changes and recent pronouncements to be adopted in future periods:

Accounting changes -

In June 2011, the Financial Accounting Standards Board (“FASB”) issued updated guidance on the presentation of comprehensive income. This guidance requires to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Toyota and its consolidated subsidiaries (“Toyota”) adopted this guidance from the interim period within the fiscal year, begun after December 15, 2011. The adoption of this guidance did not have a material impact on Toyota’s quarterly consolidated financial statements.

Recent pronouncements to be adopted in future periods -

In December 2011, FASB issued updated guidance of disclosures about offsetting assets and liabilities. This guidance requires additional disclosures about gross and net information for assets and liabilities including financial instruments eligible for offset in the balance sheets. This guidance is effective for fiscal year beginning on or after January 1, 2013, and for interim period within the fiscal year. Management does not expect this guidance to have a material impact on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

3.	Accounting procedures specific to quarterly consolidated financial statements:

Provision for income taxes

The provision for income taxes is computed by multiplying quarterly income before income taxes and equity in earnings of affiliated companies by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

4.	U.S. dollar amounts:

U.S. dollar amounts presented in the condensed consolidated financial statements and related notes are included solely for the convenience of the reader and are unaudited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. For this purpose, the rate of ¥79.31 = U.S. $1, the approximate current exchange rate at June 30, 2012, was used for the translation of the accompanying condensed consolidated financial amounts of Toyota as of and for the period ended June 30, 2012.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

5.	Derivative financial instruments:

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading.

Fair value hedges -

Toyota enters into interest rate swaps and interest rate currency swap agreements mainly to convert its fixed-rate debt to variable-rate debt. Toyota uses interest rate swap agreements in managing interest rate risk exposure. Interest rate swap agreements are executed as either an integral part of specific debt transactions or on a portfolio basis. Toyota uses interest rate currency swap agreements to hedge exposure to currency exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies. Notes and loans payable issued in foreign currencies are hedged by concurrently executing interest rate currency swap agreements, which involve the exchange of foreign currency principal and interest obligations for each functional currency obligations at agreed-upon currency exchange and interest rates.

For the first quarter ended June 30, 2011 and 2012, the ineffective portion of Toyota’s fair value hedge relationships was not material. For fair value hedging relationships, the components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

Undesignated derivative financial instruments -

Toyota uses foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements, and interest rate options, to manage its exposure to foreign currency exchange rate fluctuations and interest rate fluctuations from an economic perspective, and for which Toyota is unable or has elected not to apply hedge accounting.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Fair value and gains or losses on derivative financial instruments -

The following table summarizes the fair values of derivative financial instruments at March 31, 2012 and June 30, 2012:

	Yen in millions		U.S. dollars in millions
	March 31, 2012	June 30, 2012	June 30, 2012
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	¥7,166	¥3,380	$43
Investments and other assets - Other	61,174	55,700	702

Total	¥68,340	¥59,080	$745

Other current liabilities	¥(2,060)	¥(923)	$(12)
Other long-term liabilities	(303)	(1,118)	(14)

Total	¥(2,363)	¥(2,041)	$(26)

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	¥61,983	¥46,823	$591
Investments and other assets - Other	157,642	189,095	2,384

Total	¥219,625	¥235,918	$2,975

Other current liabilities	¥(38,338)	¥(33,866)	$(427)
Other long-term liabilities	(120,666)	(107,943)	(1,361)

Total	¥(159,004)	¥(141,809)	$(1,788)

Foreign exchange forward and option contracts
Prepaid expenses and other current assets	¥9,531	¥32,478	$409
Investments and other assets - Other	—	—	—

Total	¥9,531	¥32,478	$409

Other current liabilities	¥(21,736)	¥(5,631)	$(71)
Other long-term liabilities	(70)	(7)	(0)

Total	¥(21,806)	¥(5,638)	$(71)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

The following table summarizes the notional amounts of derivative financial instruments at March 31, 2012 and June 30, 2012:

	Yen in millions		U.S. dollars in millions
	March 31, 2012
	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	¥344,623	¥10,607,666
Foreign exchange forward and option contracts	—	2,199,627

Total	¥344,623	¥12,807,293

	Yen in millions
	June 30, 2012		June 30, 2012
	Designated derivative financial instruments	Undesignated derivative financial instruments	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	¥239,358	¥10,228,055	$3,018	$128,963
Foreign exchange forward and option contracts	—	2,254,946	—	28,432

Total	¥239,358	¥12,483,001	$3,018	$157,395

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

The following table summarizes the gains and losses on derivative financial instruments and hedged items reported in the consolidated statements of income for the first quarter ended June 30, 2011 and 2012:

	Yen in millions
	For the first quarter ended June 30, 2011
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments – Fair value hedge
Interest rate and currency swap agreements
Cost of financing operations	¥33,270	¥(32,982)
Interest expense	—	—

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	¥46,126	¥—
Foreign exchange gain (loss), net	(480)	—
Foreign exchange forward and option contracts
Cost of financing operations	(1,286)	—
Foreign exchange gain (loss), net	15,118	—

	Yen in millions		U.S. dollars in millions
	For the first quarter ended June 30, 2012		For the first quarter ended June 30, 2012
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments – Fair value hedge
Interest rate and currency swap agreements
Cost of financing operations	¥(9,790)	¥9,985	$(123)	$126
Interest expense	—	—	—	—

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	¥52,512	¥—	$662	$—
Foreign exchange gain (loss), net	(192)	—	(2)	—
Foreign exchange forward and option contracts
Cost of financing operations	1,444	—	18	—
Foreign exchange gain (loss), net	65,224	—	822	—

Undesignated derivative financial instruments are used to manage risks of fluctuations in interest rates to certain borrowing transactions and in foreign currency exchange rates of certain currency receivables and payables. Toyota accounts for these derivative financial instruments as economic hedges with changes in the fair value recorded directly into current period earnings.

Cash flows from transactions of derivative financial instruments are included in cash flows from operating activities in the quarterly consolidated statements of cash flows.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Credit risk related contingent features -

Toyota enters into International Swaps and Derivatives Association Master Agreements with counterparties. These Master Agreements contain a provision requiring either Toyota or the counterparty to settle the contract or to post assets to the other party in the event of a ratings downgrade below a specified threshold.

The aggregate fair value amount of derivative financial instruments that contain credit risk related contingent features that are in a net liability position after being offset by collateral as of June 30, 2012 is ¥8,590 million ($108 million). The aggregate fair value amount of assets that are already posted as collateral as of June 30, 2012 is ¥15,703 million ($198 million). If the ratings of Toyota decline below specified thresholds, the maximum amount of assets to be posted or for which Toyota could be required to settle the contracts is ¥8,590 million ($108 million) as of June 30, 2012.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

6.	Contingencies:

Guarantees

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Toyota is required to execute its guarantee primarily when customers are unable to make required payments. The maximum potential amount of future payments as of June 30, 2012 is ¥1,750,552 million ($22,072 million). Liabilities for guarantees totaling ¥13,105 million ($165 million) have been provided as of June 30, 2012. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal Proceedings

Product Recalls

From time-to-time, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. In November 2009, Toyota announced a safety campaign in North America for certain models of Toyota and Lexus vehicles related to floor mat entrapment of accelerator pedals, and later expanded it to include additional models. In January 2010, Toyota announced a recall in North America for certain models of Toyota vehicles related to sticking and slow-to-return accelerator pedals. Also in January 2010, Toyota recalled in Europe and China certain models of Toyota vehicles related to sticking accelerator pedals. In February 2010, Toyota announced a worldwide recall related to the software program that controls the antilock braking system “ABS” in certain vehicle models including the Prius. Set forth below is a description of various claims, lawsuits and government investigations involving Toyota in the United States relating to these recalls and other safety measures.

Class Action and Consolidated Litigation

There are approximately 200 putative class actions that have been filed since November 2009 alleging that certain Toyota, Lexus and Scion vehicles contain defects that lead to unintended acceleration. Many of the putative class actions allege that malfunctions involving the floor mats and accelerator pedals do not cover the full scope of possible defects related to unintended acceleration. Rather, they allege that Electronic Throttle Control System-intelligent “ETCS-i” is the true cause and that Toyota has failed to inform consumers despite its awareness of the problem. In general, these cases seek recovery for the alleged diminution in value of the vehicles, injunctive and other relief. In April 2010, the approximately 190 federal cases were consolidated for pretrial proceedings into a single multi-district litigation in the United States District Court for the Central District of California. In addition, of more than 300 individual product liability personal injury cases relating to unintended acceleration pending against Toyota, the federal cases have been consolidated into the multi-district litigation. This consolidated federal action has included document production, depositions and various motions. The remaining individual product liability personal injury cases relating to unintended acceleration remain pending in various state courts in the United States. Additionally, there were approximately 10 putative class actions in various state courts, including California. All cases except the California case have been consolidated into the multi-district litigation. The claims are similar to the class actions in federal court. One of the putative California class actions was filed by the Orange County District Attorney and, among other things, seeks statutory penalties alleging that Toyota sold and marketed defective vehicles and that consumers have been harmed as a result of diminution in value of their vehicles.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Beginning in February 2010, Toyota has also been sued in approximately 20 putative class actions alleging defects in the antilock braking systems in various hybrid vehicles that cause the vehicles to fail to stop in a timely manner when driving in certain road conditions. The plaintiffs seek an order requiring Toyota to repair the vehicles and claim that all owners and lessees of vehicles, including those for which recalls have been implemented, should be compensated for the defects related to the antilock braking systems. These cases have been consolidated into 2 actions, one in federal court in the United States District Court for the Central District of California and one in state court in the Los Angeles County Superior Court.

From February through March 2010, Toyota was sued in 6 putative shareholder class actions on behalf of investors in Toyota American Depositary Receipts “ADRs” and common stock. The cases have been consolidated into a single action in the United States District Court for the Central District of California, and a lead plaintiff has been appointed. The consolidated complaint, filed October 4, 2010, alleges violations of the Securities Exchange Act of 1934 and Japan’s Financial Instruments and Exchange Act on the basis that defendants made statements that were false or misleading in that they failed to disclose problems with, or the causes of, unintended acceleration in a number of vehicle models. The plaintiffs seek monetary damages in an amount to be proven at trial, interest and attorneys’ fees and costs. The judge dismissed with prejudice the claims based on Japan’s Financial Instruments and Exchange Act. The lead plaintiff has moved for certification of a class of purchasers of Toyota’s ADRs from April 7, 2008 through February 2, 2010. A hearing on the motion is set for October 15, 2012.

Toyota believes that it has meritorious defenses to all of these cases and claims, and will vigorously defend against them.

Government Investigations

In February 2010, Toyota received a subpoena from the U.S. Attorney for the Southern District of New York and a voluntary request and subpoena from the U.S. Securities and Exchange Commission “SEC”. The subpoenas and the voluntary request primarily seek documents related to unintended acceleration and certain financial records. This is a coordinated investigation and has included interviews of Toyota and non-Toyota witnesses, as well as production of documents. In June 2010, Toyota received a second voluntary request and subpoena from the SEC and a subpoena from the U.S. Attorney for the Southern District of New York. The subpoenas and the voluntary request primarily seek production of documents related to the recalls of the steering relay rod.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

In February 2012, the NHTSA initiated a preliminary investigation of a potentially faulty power window master switch in the driver-side doors in model year 2007 Camry and RAV4 vehicles. In June 2012, the NHTSA upgraded the preliminary investigation to an engineering analysis and expanded the scope to include model year 2007 through 2009 Camry, Camry hybrid, RAV4 and Yaris as well as model year 2008 Highlander hybrid.

In June 2012, Toyota announced an amendment to the 2009 floor mat entrapment safety campaign to include certain model year 2010 RX350 and RX450h vehicles. NHTSA has requested additional documentation from Toyota related to this amendment.

Toyota has also received subpoenas and formal and informal requests from various states’ attorneys general, including the Executive Committee for a group of 30 states’ plus one territory’s attorney general, and certain local governmental agencies regarding various recalls, the facts underlying those recalls and customer handling related to those recalls.

Toyota is cooperating with the government agencies in their investigations, which are on-going.

Certain of the recalls and other safety measures described above have led to a number of claims, lawsuits and government investigations against Toyota in the United States as set forth in the preceding paragraphs. Amounts accrued as of June 30, 2012 related to these legal proceedings and governmental investigations are not material to Toyota’s financial position, results of operations or cash flow. Beyond the amounts accrued, Toyota is unable to estimate a range of reasonably possible loss, if any, for the cases described above because (i) many of the proceedings are in evidence gathering stages, (ii) the likelihood of classes being certified or the ultimate size of the classes, if any, is uncertain, (iii) the outcome of pending or future appeals or motions is unknown, (iv) significant factual issues need to be resolved, (v) in some cases, novel legal issues are presented, and/or (vi) the differences between the matters as well as their interrelations further complicate the prediction of outcomes. In reaching this conclusion, Toyota considers the stages of these matters, the discovery in and information available about these matters, Toyota’s experience with similar matters and Toyota’s assessment of the matters. Although an estimation is not possible based on current information, the resolution of these matters could have an adverse effect on Toyota’s financial position, results of operations or cash flows.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Other Proceedings

Toyota has various other legal actions, other governmental proceedings and other claims pending against it, including other product liability claims in the United States. For the same reasons discussed above relating to the recall-related legal proceedings, Toyota is unable to estimate a range of reasonably possible loss, if any, beyond the amounts accrued, with respect to these claims. However, based upon information currently available to Toyota, Toyota believes that its losses from these matters, if any, would not have a material adverse effect on Toyota’s financial position, results of operations or cash flows.

Environmental Matters

The European Union brought into effect a directive that requires member states to promulgate regulations implementing automobile manufacturers shall bear the costs for taking back end-of-life vehicles and dismantling and recycling those vehicles. Currently, there are uncertainties surrounding the implementation of the applicable regulations in different European Union member states, particularly regarding manufacturer responsibilities and resultant expenses that may be incurred. Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on Toyota’s financial position, results of operations and cash flows.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

7.	Segment data:

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial Services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories. The Financial Services segment consists primarily of financing, and vehicle and equipment leasing operations to assist in the merchandising of the parent company and its affiliate companies products as well as other products. The All Other segment includes the design, manufacturing and sales of housing, telecommunications and other business.

The following tables present certain information regarding Toyota’s industry segments and operations by geographic areas and overseas revenues by destination for the first quarter ended June 30, 2011 and 2012.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Segment operating results -

For the first quarter ended June 30, 2011:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥3,055,743	¥278,703	¥106,604	¥—	¥3,441,050
Inter-segment sales and transfers	5,087	7,069	83,935	(96,091)	—

Total	3,060,830	285,772	190,539	(96,091)	3,441,050
Operating expenses	3,263,372	191,161	192,489	(98,009)	3,549,013

Operating income (loss)	¥(202,542)	¥94,611	¥(1,950)	¥1,918	¥(107,963)

For the first quarter ended June 30, 2012:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥5,110,683	¥267,885	¥123,005	¥—	¥5,501,573
Inter-segment sales and transfers	9,422	6,583	120,251	(136,256)	—

Total	5,120,105	274,468	243,256	(136,256)	5,501,573
Operating expenses	4,861,412	187,734	233,926	(134,642)	5,148,430

Operating income	¥258,693	¥86,734	¥9,330	¥(1,614)	¥353,143

	U.S. dollars in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	$64,439	$3,378	$1,551	$—	$69,368
Inter-segment sales and transfers	119	83	1,516	(1,718)	—

Total	64,558	3,461	3,067	(1,718)	69,368
Operating expenses	61,296	2,367	2,950	(1,698)	64,915

Operating income	$3,262	$1,094	$117	$(20)	$4,453

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Geographic Information -

For the first quarter ended June 30, 2011:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥1,165,687	¥832,755	¥448,141	¥658,104	¥336,363	¥—	¥3,441,050
Inter-segment sales and transfers	618,802	20,843	11,772	41,833	32,453	(725,703)	—

Total	1,784,489	853,598	459,913	699,937	368,816	(725,703)	3,441,050
Operating expenses	1,991,123	824,607	467,464	639,825	347,788	(721,794)	3,549,013

Operating income (loss)	¥(206,634)	¥28,991	¥(7,551)	¥60,112	¥21,028	¥(3,909)	¥(107,963)

For the first quarter ended June 30, 2012:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	¥2,014,485	¥1,559,749	¥489,449	¥997,697	¥440,193	¥—	¥5,501,573
Inter-segment sales and transfers	1,227,780	33,062	22,599	75,961	43,298	(1,402,700)	—

Total	3,242,265	1,592,811	512,048	1,073,658	483,491	(1,402,700)	5,501,573
Operating expenses	3,135,160	1,475,175	508,647	972,078	456,315	(1,398,945)	5,148,430

Operating income	¥107,105	¥117,636	¥3,401	¥101,580	¥27,176	¥(3,755)	¥353,143

	U.S. dollars in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	$25,400	$19,666	$6,171	$12,580	$5,551	$—	$69,368
Inter-segment sales and transfers	15,481	417	285	958	545	(17,686)	—

Total	40,881	20,083	6,456	13,538	6,096	(17,686)	69,368
Operating expenses	39,531	18,600	6,413	12,257	5,753	(17,639)	64,915

Operating income	$1,350	$1,483	$43	$1,281	$343	$(47)	$4,453

“Other” consists of Central and South America, Oceania and Africa.

Revenues are attributed to geographies based on the country location of the parent company or subsidiary that transacted the sale with the external customer.

Transfers between industries segments or geographic areas are made at amounts which Toyota’s management believes approximate arm’s-length transactions. In measuring the reportable segments’ income or losses, operating income consists of revenue less operating expenses.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Overseas Revenues by destination -

The following information shows revenues that are attributed to countries based on location of customers, excluding customers in Japan. In addition to the disclosure requirements under U.S.GAAP, Toyota discloses this information in order to provide financial statement users with valuable information.

	Yen in millions	Yen in millions	U.S. dollars in millions
	For the first quarter ended June 30, 2011	For the first quarter ended June 30, 2012	For the first quarter ended June 30, 2012
North America	¥838,851	¥1,581,994	$19,947
Europe	430,838	459,898	5,799
Asia	686,470	1,013,887	12,784
Other	575,539	943,286	11,894

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

8.	Per share amounts:

Reconciliations of the differences between basic and diluted net income attributable to Toyota Motor Corporation per share for the first quarter ended June 30, 2011 and 2012 are as follows:

	Yen in millions	Thousands of shares	Yen	U.S. dollars in millions	U.S. dollars
	Net income attributable to Toyota Motor Corporation	Weighted- average shares	Net income attributable to Toyota Motor Corporation per share	Net income attributable to Toyota Motor Corporation	Net income attributable to Toyota Motor Corporation per share
For the first quarter ended June 30, 2011
Basic net income attributable to Toyota Motor Corporation per common share	¥1,160	3,135,694	¥0.37
Effect of diluted securities
Assumed exercise of dilutive stock options	(1)	86

Diluted net income attributable to Toyota Motor Corporation per common share	¥1,159	3,135,780	¥0.37

For the first quarter ended June 30, 2012
Basic net income attributable to Toyota Motor Corporation per common share	¥290,347	3,166,807	¥91.68	$3,661	$1.16
Effect of diluted securities
Assumed exercise of dilutive stock options	(6)	0		(0)

Diluted net income attributable to Toyota Motor Corporation per common share	¥290,341	3,166,807	¥91.68	$3,661	$1.16

Certain stock options were not included in the computation of diluted net income attributable to Toyota Motor Corporation per share for the first quarter ended June 30, 2011 and 2012 mainly because the options’ exercise prices were greater than the average market price per common share during the period.

On June 15, 2012, at the Ordinary General Shareholders’ Meeting, the shareholders of the parent company approved to distribute year-end cash dividends of ¥95,004 million ($1,198 million), ¥30 ($0.38) per share, effective on June 18, 2012.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

9.	Fair value measurements:

In accordance with U.S.GAAP, Toyota classifies fair value into three levels of input as follows which are used to measure it.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the assets or liabilities

Level 3:	Unobservable inputs for assets or liabilities

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis at March 31, 2012 and June 30, 2012:

	Yen in millions
	March 31, 2012
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	¥485,119	¥223,385	¥—	¥708,504
Time deposits	—	50,000	—	50,000
Marketable securities and other securities investments
Government bonds	3,596,625	5,287	—	3,601,912
Common stocks	1,034,319	—	—	1,034,319
Other	40,711	454,549	1,684	496,944
Derivative financial instruments	—	289,931	7,565	297,496

Total	¥5,156,774	¥1,023,152	¥9,249	¥6,189,175

Liabilities
Derivative financial instruments	¥—	¥(180,347)	¥(2,826)	¥(183,173)

Total	¥—	¥(180,347)	¥(2,826)	¥(183,173)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

	Yen in millions
	June 30, 2012
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	¥557,918	¥170,287	¥—	¥728,205
Marketable securities and other securities investments
Government bonds	3,685,490	—	—	3,685,490
Common stocks	927,472	—	—	927,472
Other	67,948	444,930	4,160	517,038
Derivative financial instruments	—	320,920	6,556	327,476

Total	¥5,238,828	¥936,137	¥10,716	¥6,185,681

Liabilities
Derivative financial instruments	¥—	¥(146,330)	¥(3,158)	¥(149,488)

Total	¥—	¥(146,330)	¥(3,158)	¥(149,488)

	U.S. dollars in millions
	June 30, 2012
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	$7,035	$2,147	$—	$9,182
Marketable securities and other securities investments
Government bonds	46,469	—	—	46,469
Common stocks	11,694	—	—	11,694
Other	857	5,611	52	6,520
Derivative financial instruments	—	4,046	83	4,129

Total	$66,055	$11,804	$135	$77,994

Liabilities
Derivative financial instruments	$—	$(1,845)	$(40)	$(1,885)

Total	$—	$(1,845)	$(40)	$(1,885)

The following is description of the assets and liabilities measured at fair value, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

Cash equivalents and time deposits -

Cash equivalents include money market funds and other investments with original maturities of three months or less. Cash equivalents classified in Level 2 include primarily negotiable certificate of deposit with original maturities of three months or less. These are measured at fair value using observable interest rates in the market. Time deposits include negotiable certificate of deposit with original maturities over three months. These are measured at fair value using observable interest rates in the market.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Marketable securities and other securities investments -

Marketable securities and other securities investments include government bonds, common stocks and other investments. Government bonds include 60% of Japanese government bonds, and 40% of U.S., European and other government bonds as of March 31, 2012, and 59% of Japanese government bonds, and 41% of U.S., European and other government bonds as of June 30, 2012. Listed stocks on the Japanese stock markets represent 83% and 83% of common stocks as of March 31, 2012 and June 30, 2012, respectively. Toyota uses quoted market prices for identical assets to measure fair value of these securities. “Other” includes primarily commercial paper. Generally, Toyota uses quoted market prices for similar assets or quoted non-active market prices for identical assets to measure fair value of these securities. These assets are classified in Level 2.

Derivative financial instruments -

See note 5 to the consolidated financial statements about derivative financial instruments. Toyota estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. These derivative financial instruments are classified in Level 2. In other certain cases when market data is not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. These derivative financial instruments are classified in Level 3. Toyota’s derivative fair value measurements consider assumptions about counterparty and our own non-performance risk, using such as credit default probabilities.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the first quarter ended June 30, 2011 and 2012 were not material.

Certain assets and liabilities are measured at fair value on a nonrecurring basis. The assets and liabilities measured at fair value on a nonrecurring basis for the first quarter ended June 30, 2011 and 2012 were not material.